SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                           Digital Data Networks, Inc.
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                                (Name of Issuer)



                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    253839104
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                                 (CUSIP Number)


                                Robert F. Hussey
                          424 Madison Avenue, 9th Floor
                               New York, NY 10017
                                 (212) 826-9500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    1/13/2003
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             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note. Schedules filed in paper formal shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 253839104
----------------------------------------

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   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert F. Hussey
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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a)   [   ]
                                                                  (b)   [   ]
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   3     SEC USE ONLY
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   4     SOURCE OF FUNDS*

         PF

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   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) or 2(e)
                                                                       [   ]
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   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America
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---------------------- ------- ------------------------------------------------

  NUMBER OF SHARES       7     SOLE VOTING POWER     232,000 (232,000 shares;
 BENEFICIALLY OWNED                                             0 options)
  BY EACH REPORTING
     PERSON WITH
---------------------- ------- ------------------------------------------------
                       ------- ------------------------------------------------

                         8     SHARED VOTING POWER              0
---------------------- ------- ------------------------------------------------
                       ------- ------------------------------------------------

                         9     SOLE DISPOSITIVE POWER  232,000 (232,000 shares;
                                                                0 options)
---------------------- ------- ------------------------------------------------
                       ------- ------------------------------------------------

                        10     SHARED DISPOSITIVE POWER         0
---------------------- ------- ------------------------------------------------
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  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  232,000 (232,000 shares; 0 options)
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  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        [   ]
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  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.5%
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  14     TYPE OF REPORTING PERSON*

         IN

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

Item 1.       Security and Issuer.
              -------------------

              The title of the class of equity securities to which this statement relates is common stock, no par value (the "Common Stock") and options to purchase shares of the Common Stock ("Options") of Digital Data Networks, Inc. (the "Company"), a Washington corporation, with its principal place of business at 3102 Maple Avenue, Suite 230, Dallas, Texas 75201.

Item 2.       Identity and Background.
              -----------------------

              Set forth below is information required by this Item with respect to each person filing this statement.

              (a) Robert F. Hussey

              (b) 424 Madison Avenue, 9th Floor New York, NY 10017

              (c) Director of the Company; Private Investor
                  424 Madison Avenue, 9th Floor
                  New York, NY  10017

              (d) No

              (e) No

              (f) U.S.


Item 3.      Source and Amount of Funds or Other Consideration.
             -------------------------------------------------

              In January 2003, shares were acquired through the exercise of certain options using personal funds.


Item 4.      Purpose of Transaction.
             ----------------------

              For investment purposes.


             The undersigned:

         (a) may periodically acquire shares of the Company's Common Stock through the exercise of options and in open market purchases;

         (b) together with other directors, will continue to seek other profitable companies for merger or reorganization in accordance with previously announced intentions, but has no present candidates for an extraordinary corporate transaction involving the Company or any of its subsidiaries;

         (c) has no present plans for a transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) has no present plans for any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancy;

         (e) has no present plans for any material change in the present capitalization or dividend policy of the Company, except that the board of directors, which includes the undersigned, has previously stated its intention to look for potential merger candidates, which would, if successful, result in a change to the present capitalization;

         (f) has no present plans for any other material change in the Company's business or corporate structure except as the result of a merger or reorganization described in (b) above;

         (g) has no present plans for any changes in the Company's charter, by-laws or similar instruments which may impede the acquisition or control of the Company by any person;

         (h) has no present plans to cause the Company's securities to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system;

         (i) has no present plans to cause a class of securities of the Company to become eligible for termination of registration pursuant to section 12(g) of the Securities Exchange Act of 1934;

         (j) has no present plans to take any action similar to the foregoing.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) 232,000 shares, which represent 7.5% of the outstanding shares.

         (b) The undersigned has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of the shares and options referred to in Items 7 and 9 of the cover page of this report.

         (c) In December 2002, the undersigned acquired 100,000 shares, at a price of $.125 per share, through the exercise of certain options. In January 2003, the undersigned acquired 100,000 shares, at prices ranging from $0.07 per share to $0.125 per share, through the exercise of certain options.

         (d)      Not applicable.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         ----------------------------------------------------------------------

                  The shares referred to in Item 5 (a) are pledged as collateral to the Company to secure the undersigned's outstanding promissory note to the Company in the principal amount of approximately $68,000.

Item 7.  Material to Be Filed as Exhibits.
         --------------------------------

                  None.


                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE:             February 21, 2003.


SIGNATURE:   /s/ Robert F. Hussey
             -----------------------
                 Mr. Robert F. Hussey